Exhibit 12.1

Winmark Corporation

Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	4/1/2006	3/26/2005	12/31/2005	12/25/2004	12/27/2003	12/28/2002	12/29/2001

Fixed Charges

Interest Expensed/Capitalized	3,788	—	6,784	—	—	264,200	1,007,400

Amortized premiums/discounts	—	—	—	—	—	255,900	517,200

Est. rental expense interest	19,538	19,019	81,075	79,437	80,125	83,673	81,993

Subsidiaries Security Dividends	—	—	—	—	—	—

Total Fixed Charges	23,326	19,019	87,859	79,437	80,125	603,773	1,606,593

Earnings
Add:

Pretax income from Operations
(before equity investments)	1,865,100	1,260,600	4,824,200	7,065,300	6,679,000	6,368,400	5,259,100

Fixed Charges	23,326	19,019	87,859	79,437	80,125	603,773	1,606,593

Amortization of Capitalized interest	—	—	—	—	—	—	—

Distributed income of Equity investees	—	—	—	—	—	—	—

Pretax losses of Equity investees for guarantees included in fixed charges	—	—	—	—	—	—	—

Less:

Interest Capitalized	—	—	—	—	—	—	—

Subsidiaries Security Dividends	—	—	—	—	—	—	—

Minority interest in pretax (income)/Loss of subsidiaries w/o fixed charges	—	—	—	—	—	—	—

Total Earnings	1,888,426	1,279,619	4,912,059	7,144,737	6,759,125	6,972,173	6,865,693

Ratio of Earnings to Fixed Charges	80.96	67.28	55.91	89.94	84.36	11.55	4.27